CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF
CLASS B COMMON SHARES
OF
PARTNERRE LTD. (the “Company”)
The Class B Common Shares shall have the designation, preferences and rights, and shall be subject to the restrictions, as hereinafter appearing:
Section 1. Designation and Amount. There shall be a series of common shares of the Company which shall be designated as “Class B Common Shares,” par value $0.00000001 per share (hereinafter called “Class B Shares”) to be issued by way of grant or purchase, and the number of shares constituting such series shall be 100,000,000. Such number of authorized shares may be increased or decreased at any time and from time to time by resolution of the Company’s Board of Directors; provided, however, that no decrease shall reduce the number of authorized Class B Shares to a number less than that of the Class B Shares then issued and outstanding.
Section 2. Definitions. For purposes of the Class B Shares, the following terms shall have the meanings indicated:
“Affiliate” means, with respect to any specified person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. The term “Affiliated” shall have the correlative meaning.
“Board” shall mean the Board of Directors of the Company or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Class B Shares.
“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Hamilton, Bermuda are not required to be open.
“Bye-Laws” shall mean the Amended and Restated Bye-Laws of the Company in effect as of March 18, 2016.
“Class B Shares” shall have the meaning set forth in Section 1 hereof.
“Class B Shareholder” shall mean a holder of record of Class B Shares as reflected in the current Register of Members of the Company from time to time.
“Change of Control” shall mean any transaction or series of related transactions (as a result of a tender offer, merger, amalgamation, consolidation or otherwise) that results in, or that is in connection with any Third Party Purchaser acquiring beneficial ownership, directly or indirectly, of more than fifty percent (50%) of the then issued and outstanding Common Shares.
“Common Shares” shall mean the common shares of the Company, par value $0.00000001 per share.

“Company” shall mean PartnerRe Ltd.
“Dollars” or “$” shall mean U.S. Dollars.
“Date of Issuance” shall mean the first date on which the Class B Shares are issued following grant or purchase.
“EXOR Group Member” shall mean EXOR N.V., a naamloze vennotschap organized under the laws of Kingdom of the Netherlands, and each of its Affiliates that becomes a Shareholder and each of their respective successors.
“Owned Shares” shall mean Class B Shares that are no longer subject to the three (3) year restriction period as set out in Section 6(a) or Class B Shares purchased outright by the shareholder as set out in Section 4 below.
“Parity Shares” shall have the meaning set forth in Section 12(b) hereof, and include, without limitation, the Company’s Common Shares.

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“Person” shall mean any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.
“Preferred Shares” shall include, without limitation, the Company’s Series F Non-Cumulative Redeemable Preferred Shares, Series G Cumulative Redeemable Preferred Shares, Series H Cumulative Redeemable Preferred Shares and Series I Non-Cumulative Redeemable Preferred Shares or such other preferred shares designated and issued by the Company which rank senior to the Class B Shares from time to time.
“Register of Members” shall mean the Register of Members of the Company.
“Shareholder” means a shareholder of the Company as reflected in the current Register of Members of the Company from time to time.
“Subscription Agreement” shall take the form attached as Exhibit A hereto with such modifications as the Board may approve from time to time;
“Subsidiary” means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.
“Third Party Purchaser” means any Person who, immediately prior to a contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Shares or Class B Shares or (b) is not an Affiliate of an EXOR Group Member.
“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Shares or Class B Shares or any interest (including a beneficial interest) in any Common Shares or Class B Shares.
Except as otherwise provided herein, in the event of a conflict between the terms of this Certificate of Designation and the Bye-laws, the terms of this Certificate of Designation shall prevail.
Section 3.     Grant Date. The Board, in its sole discretion, may elect to issue by way of grant the Class B Shares effective March 1 and September 1 of each year (“Grant Date”). For the avoidance of doubt, the granted Class B Shares must be issued within three (3) calendar months of the Grant Date. Until the Date of Issuance, the recipient of the grant does not hold legal title to the Class B Shares and will not be entitled to attend or vote at general meetings of the Company.
Section 4. Purchased Shares. Existing Class B Shareholders may subscribe for additional Class B Shares upon execution and delivery of a Subscription Agreement by the respective Class B Shareholder and the Company and upon compliance with the terms and conditions set out therein. Such subscriptions may only be permitted within 30 days following public release of the US GAAP book value of the Company as of the applicable Valuation Date.
Section 5. Valuation. The Class B Shares will be valued on a bi-annual basis (as of June 30 and December 31 of each year, each, a “Valuation Date”) based on the US GAAP book value of the Company as of the applicable Valuation Date. The US GAAP book value will be calculated as the total common shareholders’ equity, calculated as total shareholders’ equity less the aggregate liquidation value of the Preferred Shares and less any non-controlling interests held by third parties (other than the Class B Shareholders) based on the Company’s consolidated US GAAP balance sheet. The valuation will be based on the US GAAP book value as at the Valuation Date as evidenced in the publically released documents filed / furnished with the Securities and Exchange Commission.

Section 6. Restriction Period, Limitation on Transfer and Ownership.

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(a) Restriction Period. Holders of Class B Shares that have received their interest by way of a grant from the Company shall not be permitted to transfer such Class B Shares to any other party and shall only be permitted to transfer such Class B Shares to the Company in accordance with Section 6(b) below after a period of three (3) years from the Grant Date, save for in accordance with the Termination Conditions as set out in Section 8 or as may be determined by the Board from time to time. For the avoidance of doubt, Class B Shares that are acquired through purchase by the Class B Shareholder are not subject to the Restriction Period.
(b) Limitation on Transfer to or Purchase by the Company. Owned Shares may only be sold to and transferred back to the Company, solely at the Class B Shareholders request, provided that, such request is received (i) prior to the next Valuation Date or (ii) within 7 days following public release of the US GAAP book value of the Company as of the applicable Valuation Date, save for in accordance with Section 8 below. The Company may suspend the sale and/or purchase of the Class B Shares at any time, in the sole discretion of the Chief Legal Counsel, for such period as deemed appropriate following an event or series of events (including, but not limited to, news of a pending or proposed merger; news of a pending or proposed significant acquisition or disposal; impending bankruptcy or financial liquidity problems; early termination of a significant client contract; changes in dividend policy; new equity or debt offerings; significant exposure due to large losses; significant exposure due to actual or threatened litigation; or changes in senior management) that are deemed to have a material impact on the financial results of the Company.
(c) Limitation on Ownership. Notwithstanding any other provision of the terms of the Class B Shares, except as provided in this Section 6, no Person shall be permitted to Own or Control (as such terms are defined in the Bye-Laws) shares in the Company (including the Class B Shares) (the “Shares”) to the extent that such holder or any other Person would be in violation of Bye-Law 6.1; nor may any Shares be issued or any transfer of Shares be made if the effect of such issuance or transfer would be to cause a violation of Bye-Laws 6.1. To the extent that, for any reason whatsoever and by any method howsoever, a Person, whether an existing Shareholder or not of the Company, would otherwise be considered a Ten Percent Shareholder (as such term is defined in the Bye-Laws), then Bye-Laws 6.2 to 6.6 (and any other applicable Bye-Laws) shall apply. No transfer (including a repurchase by the Company) may be made if the effect of such transfer would result in the transferee or any other Shareholder of the Company (other than any EXOR Group Member) controlling in excess of nine and nine-tenths per cent (9.9%) of all of the issued and outstanding Shares.
Section 7. Dividends and other Payments.
(a) The Class B Shareholders shall be entitled to receive, when, as and if declared by the Board, on a pari passu basis with the Common Shares, dividends out of retained earnings or distributions out of contributed surplus. The Board, in its discretion, may determine that any dividend or distribution shall be paid in cash or shall be satisfied in paying up in full additional Class B Shares in the Company to be issued to the Class B Shareholders credited as fully paid or partly paid or partly in one way and partly the other.
(b) No interest, or sum of money in lieu of interest, shall be payable in respect of any undeclared or declared but unpaid dividends on the Class B Shares.

(c) No dividends on Class B Shares shall be declared by the Board or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart shall be restricted or prohibited by law or by contract.
Section 8. Termination Conditions. Should any Class B Shareholder cease to be an employee of the Company for any of the following reasons, the associated action set forth below shall apply:
Resignation or Termination for Cause:- Class B Shares held within the Restriction Period shall be forfeited. The Company shall purchase all Owned Shares at the time of termination at a purchase price per share based on the US GAAP book value valuation per share as at the most recent Valuation Date.
Involuntary Termination:- Class B Shares held within the Restriction Period shall be pro-rated from the Grant Date to the date of termination and purchased by the Company at a purchase price per share based on the US GAAP book value valuation per share as at the most recent Valuation Date. The Company shall purchase all Owned Shares at

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the date of termination at a purchase price per share based on the US GAAP book value valuation per share as at the most recent Valuation Date.
Death or Disability:- The Restriction Period accelerates and all Class B Shares shall be purchased by the Company at a purchase price per share based on the US GAAP book value valuation per share as at the most recent Valuation Date.
Retirement:- The Restriction Period accelerates and all Class B Shares shall be purchased by the Company at a purchase price per share based on the US GAAP book value valuation per share as at the most recent Valuation Date.
Section 9. Shares To Be Retired. All Class B Shares which have been issued but subsequently purchased or acquired by the Company in accordance with Section 6(b) or Section 8 above shall remain as authorized and shall be restored to the status of unissued Class B Shares of the Company.
Section 10. Drag-along Rights
a)If at any time the EXOR Group Member receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction or a series of related transactions, a Change of Control (a “Drag-along Sale”), the EXOR Group Member shall have the right to require that each of the Class B Shareholders (each a “Drag-along Shareholder”) participate in such Transfer in the manner set forth herein; provided, however, that no Drag-along Shareholder shall be required to participate in the Drag-along Sale if the consideration for the Drag-along Sale is other than cash. Each Drag-along Shareholder shall vote in favour of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

b) The EXOR Group Member shall exercise its rights pursuant to this Section 10 by delivering a written notice (the “Drag-along Notice”) to the Company and to each Drag-along Shareholder no later than 20 Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Class B Shareholder’s rights and obligations hereunder and shall describe in reasonable detail:

(i)	The number of Class B Shares to be sold by the Class B Shareholder if the Drag-along Sale is structured as a Transfer;

(ii)	The identity of the Third Party Purchaser;

(iii)	The proposed date, time and location of the closing of the Drag-along Sale;

(iv)	The per share purchase price and other material terms and conditions of the Transfer; and

(v)	A copy of the form of agreement proposed to be executed in connection therewith.

c)It should be noted that all issued Class B Shares that are subject to the Restriction Period as at the time of closing the Drag-along Sale shall be deemed as though they are Owned Shares for the purpose of the Drag-along Sale.

d)Each Drag-along Shareholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the EXOR Group Member makes or provides in connection with the Drag-along Sale; provided, that all representations, warranties, covenants and indemnities shall be made by the EXOR Group Member and each Drag-along Shareholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the EXOR Group Member and each Drag-along Shareholder, in each case in an amount not to exceed the aggregated proceeds received by the EXOR Group Member and each such Drag-along Shareholder in connection with the Drag-along Sale.

e)Each Shareholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the EXOR Group Member.

f)The EXOR Group Member shall have 180 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale (such 180 day period may be extended for a reasonable time not to exceed 270 days to the extent reasonably necessary to obtain any regulatory or government approvals). If at the end of such period, the EXOR Group Member has not completed the Drag-along Sale, the EXOR Group Member may not then effect a transaction subject to this Section 10 without again fully complying with the provisions of this Section 10.

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Section 11. Tag-along Rights
a)If at any time the EXOR Group Member proposes to Transfer between 10% – 49.9% of its Common Shares to a Third Party Purchaser, each Class B Shareholder, solely in respect of Owned Shares, shall be permitted to participate in such Transfer (a “Tag-along Sale”) on the terms and conditions set forth in this Section 11.

b)Prior to the consummation of any such Transfer of Common Shares, the EXOR Group Member shall deliver to the Company and to each Class B Shareholder a written notice (a “Sale Notice”) of the proposed sale no later than 20 Business Days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Class B Shareholders’ rights hereunder and shall describe in reasonable details:

(i)	The aggregated number of Shares the proposed Third Party Purchase has offered to purchase;

(ii)	The identity of the Third Party Purchaser;

(iii)	The proposed date, time and location of the closing of the Tag-along Sale;

(iv)	The per share purchase price and other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)	A copy of any form of agreement proposed to be executed in connection therewith.

(c) Each Class B Shareholder shall exercise its right to participate by delivering to the Company and the EXOR Group Member a written notice (the “Tag-along Notice”) stating its election to participate in the Tag-along Sale and specifying the number of Class B Shares to be transferred by it no later than five Business Days after receipt of the Sale Notice (the “Tag-along Period”). The offer of each Class B Shareholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Class B Shareholder shall be bound and obligated to Transfer the Class B Shares on the terms and conditions set forth in the Tag-along Notice.

(d) Each Class B Shareholder who does not deliver a Tag-along Notice in compliance with Section 11(c) above shall be deemed to have waived all rights to participate in such Transfer, and the EXOR Group Member shall (subject to the rights of any participating Tag-along Shareholder) thereafter be free to Transfer to the Third Party Purchaser its Common Shares at a per share price that is no greater than the per share price set forth in the Sale Notice and on other terms and conditions which are not materially more favourable to the EXOR Group Member that those set forth in the Sale Notice without any further obligation to the non-accepting Class B Shareholders.

(e) Each Class B Shareholder participating pursuant to this Section 11 shall be responsible for such Class B Shareholder’s proportionate share of the related expenses.
(f) Each Class B Shareholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the EXOR Group Member makes or provides in connection with the Tag-along Sale; provided, that all representations, warranties, covenants and indemnities shall be made by the EXOR Group Member and each Class B Shareholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the EXOR Group Member and each Class B Shareholder, in each case in an amount not to exceed the aggregated proceeds received by the EXOR Group Member and each such Class B Shareholder, in each case in an amount not to exceed the aggregated proceeds received by the EXOR Group Member and each such Class B Shareholder in connection with any Tag-along Sale.
(g) Each Shareholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the EXOR Group Member.
(h) EXOR Group Member shall have 180 days following the expiration of the Tag-along Period in which to transfer the Common Shares described in the Sale Notice, on the terms set out in the Sale Notice (such 180 day period may be extended for a reasonable time not to exceed 270 days to the extent reasonably necessary to obtain any regulatory or government approvals). If at the end of such period, the EXOR Group Member has not completed the Tag-along Sale, the EXOR Group Member may not then effect a Transfer of Common Shares subject to this Section 11 without again fully complying with the provisions of this Section 11.

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(i) If the EXOR Group Member Transfers to the Third Party Purchaser any of its Common Shares in breach of this Section 11, then each Class B Shareholder shall have the right to Transfer to the EXOR Group Member, and the EXOR Group Member undertakes to purchase from each Class B Shareholder, the number of Class B Shares that such Class B Shareholder would have had the right to Transfer to the Third Party Purchaser pursuant to this Section 11, but without indemnity being granted by any Class B Shareholder to the EXOR Group Member; provided, that, nothing contained in this Section 11 shall preclude any Class B Shareholder from seeking alternative remedies against EXOR Group Member as a result of its breach of this Section 11.
Section 12. Ranking. The Class B Shares shall be deemed to rank:
(a) junior to the Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, as the holders of the Preferred Shares are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Class B Shares;
(b) on a parity with the Common Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, without preference or priority one over the other (“Parity Shares”);
Section 13. Voting Rights. Except as otherwise required by law or this Certificate of Designation, holders of the Class B Shares shall share the same voting rights as the Common Shares.
Section 14. Payment of Additional Amounts.
(a) The Company will make all payments on the granted Class B Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized or any political subdivision or taxing authority thereof or therein (a “Taxing Jurisdiction”), unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction). If a withholding or deduction at source is required by either (x) or (y), the Company will, subject to certain limitations and exceptions described in clauses (b) and (c) of this Section 14, pay to the holders of the Class B Shares such additional amounts as dividends as may be necessary so that the net amounts paid will be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.
(b) The Company may, at the direction of the Class B Shareholders, withhold the appropriate number of Class B Shares in order to cover the Class B Shareholders tax withholding obligation payable at the Grant Date. The Class B Shareholder shall receive the net number of Class B Shares less the number of Class B Shares withheld for tax purposes.
(c)The Company will not be required to pay any additional amounts for or on account of:
(i) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Class B Shares;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding;
(iii) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Class B Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity

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of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;
(iv) any combination of items (i), (ii) or (iii).
Section 15. Record Holders. The Company may deem and treat the record holder of any Class B Shares, as the same appears in the Register of Members, as the true and lawful owner thereof for all purposes. Notice of shareholder meetings or other correspondence in respect of Class B Shares shall be sent to the holders thereof at their address most recently noted on the Register of Members in accordance with the Bye-laws of the Company.
Section 16. Conversion. The Class B Shares shall not be convertible into or exchangeable for any other securities of the Company.
Section 17. Jurisdiction; Governing Law. The Company expressly accepts and irrevocably submits to the exclusive jurisdiction of the courts of Bermuda over any suit, action or proceeding arising out of or relating to the Class B Shares. Bermuda substantive law will be applied in any such proceeding.

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EXHIBIT A
FORM OF SUBSCRIPTION AGREEMENT

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SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT, dated as of [ ] (this “Agreement”), is between PartnerRe Ltd. (“PartnerRe”), a Bermuda exempted company, and [ ] (the “Investor”).
WHEREAS, the Investor wishes to subscribe for and purchase the Class B Shares (as defined below) on the terms set forth herein; and
WHEREAS, PartnerRe wishes to issue the Class B Shares to the Investor on the terms set forth herein; and
THEREFORE, in consideration of the premises and mutual agreements herein contained, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
ARTICLE I.

AUTHORIZATION; SUBSCRIPTION FOR SHARES
Section 1.1    Definitions. When used herein, the following terms shall have the following meanings:
“Class B Shares” means the Class B common shares, par value $0.00000001 per share, having such rights, restrictions and privileges as are contained in or accorded by the Bye-laws of PartnerRe (the “Bye-laws”), the Class B Share Certificate of Designation (the “Certificate of Designation”) and this Agreement.
“Company Material Adverse Effect” means a material adverse effect regarding the financial condition, business, prospects or properties or results of operations of PartnerRe.

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Section 1.2    Subscription for Class B Shares Pursuant to this Agreement. Subject to the terms and conditions of this Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase [ ] Class B Shares (the “Shares”) for the purchase price specified in Article II.
Section 1.3    Use of Proceeds of the Offering. PartnerRe shall use the proceeds from the sale of the Shares as working capital.
ARTICLE II.

CLOSING
Section 2.1    Closing Date.
(a)    On the basis of the representations and warranties hereinafter set forth, PartnerRe will sell to the Investor, and the Investor shall purchase from PartnerRe, on the date hereof (the “Closing Date”) the Shares for an aggregate purchase price of $[ ] (the “Purchase Price”).
(b)    The closing of the sale and purchase of the Shares will take place at Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, at 10:00 a.m., Bermuda Time, on the Closing Date, or at such other location specified by PartnerRe.
Section 2.2    Payment and Delivery. On the Closing Date, subject to the terms and conditions of this Agreement and on the basis of the representations and warranties hereinafter set forth in Articles III and IV, (i) the Investor shall deliver to PartnerRe full payment of the Purchase Price for the Shares and (ii) PartnerRe will enter the Investor’s name in the register of members of the Company representing the Shares purchased by the Investor against payment of the Purchase Price.
ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARTNERRE
PartnerRe represents and warrants to the Investor as follows:

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Section 3.1    Organization and Standing. PartnerRe is duly incorporated, validly existing and in good standing under the laws of Bermuda (meaning solely that it has not failed to make any filing with any Bermuda governmental authority or to pay any Bermuda government fee or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).
Section 3.2    Corporate Power. PartnerRe has full corporate and legal power and authority to enter into this Agreement and, on or prior to the Closing Date, to carry out and perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by PartnerRe and, assuming due authorization, execution and delivery by the other parties thereto, constitutes the legal, valid and binding obligation of PartnerRe, enforceable against PartnerRe in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.
Section 3.3    Capitalization. As of the date hereof, the authorized share capital of PartnerRe consists of $200,000,000, divided into one hundred million (100,000,000) common shares, par value $0.00000001 per share, one hundred million (100,000,000) Class B Shares, par value $0.00000001 per share, ten million (10,000,000) Series F Non-Cumulative Redeemable Preferred Shares, par value $1.00 per share, nine million two hundred thousand (9,200,000) Series G Cumulative Redeemable Preferred Shares, par value $1.00 per share, fourteen million nine hundred and fifty thousand (14,950,000) Series H Cumulative Redeemable Preferred Shares, par value $1.00 per share and ten million (10,000,000) Series I Non-Cumulative Redeemable Preferred Shares, par value $1.00 per share. The issuance and sale of the Shares by PartnerRe has been duly authorized by PartnerRe and, subject to completion of all requisite government filings and receipt of all relevant regulatory consents, and upon payment for the Shares in accordance with Article II and entry of the relevant holder’s name in the register of members of PartnerRe against the Shares to be issued to such holder, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens, charges and encumbrances, other than any liens, charges or encumbrances created by any Investor.

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Section 3.4    No Conflict with Other Instruments; No Approvals Required Except as Have Been Obtained. The execution, delivery and performance by PartnerRe of its obligations under this Agreement will not violate, with or without the giving of notice or the lapse of time, or both, or require any registration, qualification, approval or filing under, any provision of law, statute, ordinance or regulation applicable to PartnerRe and will not conflict with, or require any consent or approval under, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of PartnerRe under, or result in the creation of any claim, lien, charge or encumbrance upon any of the properties, assets or businesses of PartnerRe pursuant to the Memorandum of Association or the Bye-laws of PartnerRe or any order, judgment, decree, law, ordinance or regulation applicable to PartnerRe or any contract, instrument, agreement or restriction to which PartnerRe is a party or by which PartnerRe or any of its respective assets or properties is bound. Neither PartnerRe or any of its assets or properties are subject to any charter, bye-law, contract or other instrument or agreement, order, judgment, decree, law, statute, ordinance or regulation or any other restriction of any kind or character that would prevent PartnerRe from entering into and performing this Agreement or from consummating the transactions contemplated hereby and thereby in accordance with the terms hereof or thereof.
Section 3.5    Compliance with Law. On or prior to the Closing Date, PartnerRe will be in compliance with all applicable provisions of Bermuda law and applicable regulations thereunder, except where the failure to be in compliance would not, individually or in the aggregate, have a Company Material Adverse Effect.
Section 3.6    Stamp Duties or Taxes. No stamp, transfer or similar duties or taxes are payable in respect of the offer, issuance, sale and delivery of the Shares to the Investor; provided, that the Investor is not a resident of Bermuda for Bermuda exchange control purposes.
Section 3.7    Private Offering of the Shares.
(a)    Subject to the accuracy of the Investor’s representations and warranties set forth herein, the offer, issuance, sale and delivery of the Shares is exempt from the provisions of Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), of the United States of America (the “United States” or “U.S.”). Neither PartnerRe, nor, to the knowledge of PartnerRe, anyone acting on its behalf has taken any action, with respect to the Shares or otherwise, that would bring the offer, issuance and sale of the Shares within the provisions of Section 5 of the Securities Act or which would violate any blue sky laws of a state of the United States or securities law of Bermuda.
(b)    In the case of the offer or sale of the Shares, no form of general solicitation or general advertising was used by PartnerRe, or, to the knowledge of PartnerRe, by any person authorized to act on behalf of PartnerRe, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

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Section 3.8    Reliance on Information. PartnerRe has not relied upon any statements, representations or warranties (whether oral or written) from the Investor or its respective directors, officers or affiliates, or from any other persons, other than the statements, representations and warranties contained in this Agreement.
ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR
The Investor hereby represents and warrants to PartnerRe as follows:

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Section 4.1    Authorization. This Agreement has been duly executed and delivered by the Investor and, assuming due execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.
Section 4.2    No Conflict with Other Instruments; No Approvals Required Except as Have Been Obtained. The execution and delivery of this Agreement and the compliance by the Investor with the terms and conditions hereof and thereof will not violate, with or without the giving of notice or the lapse of time, or both, or require any registration, qualification, approval or filing under, any provision of law, statute, ordinance or regulation applicable to the Investor, and will not conflict with, or require any consent or approval under, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of the Investor under, or result in the creation of any claim, lien, charge or encumbrance upon any of the properties, assets or businesses of the Investor pursuant to any order, judgment, decree, law, statute, ordinance or regulation applicable to the Investor or any material contract, instrument, agreement or restriction to which the Investor is a party or by which the Investor or any of its assets or properties is bound, in each case as would prevent the Investor from entering into this Agreement or from consummating the transactions contemplated hereby in accordance with the terms hereof or thereof.
Section 4.3    Investor Awareness. The Investor acknowledges, agrees and is aware that:
(a)    An investment in the Shares involves a high degree of risk and the Investor may lose the entire amount of its investment;
(b)    The Bye-laws, the Certificate of Designation and this Agreement contain substantial restrictions on the transferability of the Shares and provide that, in the event that the conditions relating to the transfer of any such Shares in such documents have not been satisfied, the Investor shall not transfer any such Shares, and unless otherwise specified, PartnerRe will not transfer any such Shares on the register of members and; unless otherwise specified, any purported transfer not in accordance with the terms of any such documents shall be void; and
(c)    The Shares are illiquid and may not be transferred except in compliance with the procedures set forth in the Bye-laws and Certificate of Designation and the Investor must be prepared to bear the economic risk of an investment in the Shares for an indefinite period of time.
ARTICLE V.

CONDITIONS TO OBLIGATIONS OF INVESTOR

Execution Page - Investor

The obligation of the Investor to purchase the Shares under this Agreement on the Closing Date is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, to the extent not waived by the Investor:

Execution Page - Investor

Section 5.1    Accuracy of Representations and Warranties; Performance of Agreements. The Investor shall have received a certificate, dated the Closing Date and signed by a director or officer of PartnerRe to the effect that:
(a)    All representations and warranties of PartnerRe contained herein shall be true and correct in all material respects (except that all such representations and warranties qualified as to materiality shall be true and correct in all respects) on and as of the Closing Date as if made on and as of the Closing Date.
(b)    PartnerRe shall have performed in all material respects all obligations and agreements, and complied with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.
Section 5.2    Organizational Documents. The Memorandum of Association, the Bye-laws and the Certificate of Designation (collectively, the “Organizational Documents”) shall be in full force and effect on and as of the Closing Date.
Section 5.3    No Injunction, etc. No statute, ordinance, rule or regulation or injunction enacted, entered, promulgated, enforced or issued by any local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (“Governmental Entity”) shall prevent the execution or performance of this Agreement. No action, suit, proceeding, inquiry or investigation before any Governmental Entity or brought by any person has been instituted or threatened in writing against PartnerRe, which, if adversely determined against PartnerRe, would reasonably be expected to result in a Company Material Adverse Effect or prevent the execution or performance of this Agreement.
ARTICLE VI.

COVENANTS OF PARTNERRE
Section 6.1    Register of Members. On the Closing Date, the Company agrees to provide to the Investor a true, correct and complete copy of its Class B register of members as certified by an officer of PartnerRe.

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Section 6.2    Tax Reporting Information. PartnerRe shall use commercially reasonable efforts to provide, tax information (including information prepared in accordance with United States federal income tax principles) regarding PartnerRe (the “Tax Information”) available to PartnerRe, based on its records and reasonable inquiry, that is reasonably requested by such Investor as necessary to enable the Investor to (x) prepare accurately all tax returns (including, but not limited to, United States federal income tax returns) required to be filed by such Investor with respect to its investment in PartnerRe and (y) comply with any tax reporting requirements (including, but not limited to, any tax reporting requirements imposed by United States federal income tax laws and foreign bank and financial account reporting rules) imposed on such Investor as a result of such Investor’s ownership of an equity interest in PartnerRe.  PartnerRe shall use commercially reasonable efforts to provide the Tax Information to an Investor who requests that Tax Information as expeditiously as is reasonably possible following the Investor’s request for that information.
Section 6.3    US Trade or Business.  PartnerRe shall use commercially reasonable efforts to operate its business in a manner to prevent it from being engaged in the conduct of a trade or business in the United States and thereby generating income “effectively connected” to the United States.
ARTICLE VII.

CONFIDENTIALITY
Section 7.1    Subject to each party’s disclosure obligations imposed by law or regulation, the Investor and PartnerRe agree to treat the terms of this Agreement and any of the transactions contemplated hereby as confidential and shall not issue any public announcement or statement with respect hereto or thereto without the consent of the other party to this Agreement (which consent shall not be unreasonably withheld and which decision regarding consent shall be made as soon as reasonably practicable); provided, that, subject to disclosure obligations imposed by law or regulation or in relation to information required to be provided to ratings agencies, the Investor shall not be required to consent to the disclosure of its identity as a party to this Agreement or the transactions contemplated herein.

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ARTICLE VIII.

MISCELLANEOUS
Section 8.1    Survival of Representations, Warranties and Agreements. The representations and warranties of the parties contained in this Agreement and in any document delivered or to be delivered pursuant to this Agreement and in connection with the closing hereunder shall survive such closing. The parties have made no representations or warranties other than those that are expressly set forth in this Agreement.
Section 8.2    Termination of Agreement. PartnerRe and the Investor may terminate this Agreement and the transactions contemplated herein by mutual written agreement.
Section 8.3    Entire Agreement. This Agreement (including schedules, exhibits and annexes hereto) constitutes the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.
Section 8.4    Severability. Any provision of this Agreement that is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or lack of authorization without invalidating the remaining provisions hereof or affecting the validity, unenforceability or legality of such provision in any other jurisdiction.
Section 8.5    Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, and their respective successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 8.6    Assignability. This Agreement shall not be assignable by any party without the prior written consent of the other parties hereto.
Section 8.7    Amendment; Waiver. No provision of this Agreement may be amended, waived or otherwise modified except by an instrument in writing executed by the parties hereto.
Section 8.8    Headings. The headings contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.
Section 8.9    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

Execution Page - Investor

Section 8.10    Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda without giving effect to the principles of conflicts of laws thereof.
Section 8.11    Notices. All notices, requests, demands and other communications hereunder shall be in writing and, except to the extent otherwise provided in this Agreement, shall be deemed to have been duly given if delivered by personal delivery, by reputable overnight courier service (charges paid) or by facsimile, if to the Investor, at the Investor’s address appearing on the signature page hereto or at any other address the Investor may have provided in writing to PartnerRe and if to PartnerRe, at the address appearing on the signature page hereto, or such other address as PartnerRe provided to the Investor in writing. A notice hereunder shall be deemed to have been given, upon the date of delivery if sent by personal delivery, one business day after the date of delivery to the overnight courier if sent by overnight courier, or if by facsimile the date the facsimile is confirmed if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day if not received during the recipient’s normal business hours.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PARTNERRE LTD.

By: _____________________________________________
Name:
Title:

Address: Wellesley House South 90 Pitts Bay Road Hamilton HM 08

Contact person: Marc Wetherhill, Chief Legal Counsel
Telephone: 441 292 0888
E-mail: marc.wetherhill@partnerre.com

Execution Page - Investor

Investor:
By: __________________________________________
Name:

Address (this will appear in the register of members):
________________________________________________

Telephone: _______________________________________
Fax: ____________________________________________
E-mail: __________________________________________
Country of Residence: ______________________________

Execution Page - Investor